UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

(Commission File No. 001-32305)

ITAÚ CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On September 28, 2017, Itaú CorpBanca published on its website the English translation of the consolidated financial statements of Itaú CorpBanca of June 30, 2017 and as of December 31, 2016, and for the periods ended June 30, 2017 and June 30, 2016, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITAÚ CORPBANCA
(Registrant)

By:	/s/ Cristián Toro
Name:	Cristián Toro
Title:	General Counsel

Date: October 2, 2017.

EXHIBIT INDEX

Exhibit	Description
99.1	English translation of Itaú CorpBanca’s consolidated financial statements for the periods ended June 30, 2017 and 2016, and December 31, 2016.